UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 2, 2021

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 4th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Withdrawal of Certain Series Offerings
On December 2, 2021, Otis Wealth, Inc. (the “Manager”), the manager of Series Collection Drop 011, Series Collection Drop 016 and Series Collection Drop 017, each a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), determined it was in the best interests of the Company to withdraw the offerings for Series Collection Drop 011, Series Collection Drop 016 and Series Collection Drop 017. The offering for Series Collection Drop 011 was qualified on October 18, 2021, and the offerings for Series Collection Drop 016 and Series Collection Drop 017 were qualified on December 1, 2021. In conjunction with the withdrawal, the Manager has terminated the consignment agreements entered into with respect to the underlying assets to be acquired by such series upon the closings of successful offerings of interests in such series. Any subscription funds received from prospective investors as part of the subscription processes for such series have been returned by the Company’s escrow agent, North Capital Private Securities Corporation, without penalty or deduction.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2021	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: General Counsel